Filed by Thermage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933 and

Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Thermage, Inc.

Commission File No.: 001-33123

The following is a frequently asked questions in connection with the Thermage/Reliant transaction sent to Thermage’s employees.

Thermage / Reliant FAQ

July 15, 2008

1.	Q. What did you announce July 7, 2008?

A.	Thermage, Inc (NASDAQ: THRM), a leader in non-invasive tissue tightening, and Reliant Technologies, a privately held leader in skin resurfacing and rejuvenation through its Fraxel™ line of products, announced on July 7, 2008 that they have entered into a definitive merger agreement under which Thermage will acquire Reliant.

2.	Q. What is the timing for the acquisition?

A.	Thermage, Inc. currently expects the closing of the acquisition to occur in the fourth quarter of 2008, subject to closing conditions.

3.	Q. Who is Reliant?

A.

Reliant Technologies, Inc. is the pioneer of fractional resurfacing and a market leader of aesthetic laser skin treatments. Reliant develops clinical solutions to rejuvenate aging and environmentally damaged skin. Reliant is dedicated to providing the most ergonomic and effective products to the global aesthetic marketplace. The company pioneered the development of fractional laser resurfacing that relies on novel high-speed scanning systems and the Intelligent Optical Tracking® system to produce safe and effective results with minimal recovery time.

4.	Q. What approvals are required before the transaction is finalized? Do Thermage shareholders need to approve the deal before its finalized?

A.	The completion of the transaction is subject to various customary conditions, including (i) obtaining the approval of the Thermage shareholders, (ii) absence of any applicable law or order prohibiting the transaction, (iii) the accuracy of the representations and warranties of each party in the merger agreement, and (iv) performance in all material respects by each party of its obligations under the merger agreement.

5.	Q. How many employees does Reliant have?

A.	Reliant currently has approximately 180 employees.

6.	Q. Why did Thermage acquire Reliant?

A.	Thermage is committed to market growth and leadership. By investing in research and development, physician education and patient awareness, sales and marketing, and strategic acquisitions or partnerships, Thermage is well-positioned to strengthen product lines, bring new innovation to market more rapidly, and accelerate growth. Reliant has strong brand recognition, recent success launching innovative new products and a technology that is an excellent complement to Thermage procedures. By integrating these two leaders, the combined company will have additional resources and expertise, be able to increase the selling opportunity at the current call point and enhance its competitive position in the growing aesthetics industry.

7.	Q. Will this affect my Thermage employee stock options?

A.	This does not affect the exercise price or vesting schedule of your current stock option grants.

8.	Q. Does Thermage intend to acquire additional companies? How does this acquisition fit within the Thermage strategy?

A.	Thermage has publicly announced that it looks at acquisitions as an attractive means of overcoming barriers to entering new markets, as well as to expand existing product lines and add new product and service offerings. Thermage intends to achieve measurable growth in revenues and earnings through mergers and acquisitions when the fit is right and high-value opportunities to expand market position arise. Thermage believes this acquisition meets these objectives.

9.	Q. Why did Reliant sell?

A.	Reliant values innovation, and strategically seeks meaningful opportunities to build upon its existing leadership. Reliant views the opportunity to be acquired by Thermage as significantly beneficial for Reliant employees, investors, and customers.

10.	Q. How will you integrate the two companies?

A.	Company executives have developed a 100-day plan for integration planning. This plan will enable Thermage to maintain strong and results-oriented leadership, growth, and profitability.

11.	Q. Do you expect this merger to slow product development?

A.	Thermage and Reliant are both highly innovative companies and recognize the importance of bringing compelling products to market quickly. The integration will not slow down the development or launch of products in either company’s pipeline, and in fact the combined expertise should allow us to speed product development cycles for the future.

12.	Q. Who will lead the new organization?

A.

The current leadership teams will work together to jointly lead the new organization in the immediate term. Once the transaction closes, the combined Thermage, Inc. will be lead by Stephen J. Fanning who will serve as Chairman, President and CEO. Jack Glenn, currently Chief Financial Officer of Thermage, will serve as the CFO of the combined company. Len DeBenedictis, Ph.D., currently EVP and Chief Technology

Officer (CTO) of Reliant Technologies, will serve as CTO of the combined company. Clint Carnell, currently Chief Operating Officer (COO) of Thermage will serve as COO of the combined company.

13.	Q. How will the acquisition benefit customers?

A.	The acquisition will bring both Thermage and Reliant customers a variety of new treatments, as well as the benefit of accelerated product development funded by the combined company’s resources. The combined company will be able to speed development cycles and bring new products and offerings to its customers more rapidly. The combination of Thermage’s leadership in skin tightening and contouring, and Reliant’s leadership in skin resurfacing and rejuvenation, offers customers an expanded and complementary product line enabling them to offer a more complete solution to their clients.

14.	Q. What products does Reliant market?

A.	Reliant has created a breakthrough in laser delivery by focusing on Fraxel laser treatment. Reliant offers three primary product lines: Fraxel re:fine laser system; Fraxel re:store laser system; and Fraxel re:pair laser system. Reliant also offers a unique cosmeceuticals line of physician-dispensed skincare products developed exclusively for use with Fraxel treatments.

15.	Q. How do the Reliant and Thermage products work together?

A.	The two technologies are very complementary and many physicians already combine these two procedures. Skin laxity and discoloration are common features of photoaging. Thermage addresses skin tightening and contouring well beneath the surface of the skin, while Fraxel addresses sun damage and discoloration on the surface; together they provide an excellent anti-aging treatment.

16.	Q. Will Thermage keep the existing Reliant product lines and product names?

A.	Thermage values Reliant’s strong brand recognition and market-leading technology. At this time it is the intent of Thermage to bring the entire Reliant product family intact and integrate it into Thermage as a branded product line. At this time there are no plans to change product names for Thermage or Fraxel products.

17.	Q. Who will sell Reliant’s and Thermage’s products?

A.	At this time each sales force will continue with their existing territory and product lines. Once the acquisition is completed we will integrate the Thermage and Reliant sales teams into one of the largest, most experienced sales teams in the aesthetic industry, to provide a single point of contact for our customers.

18.	Q. How will this acquisition affect Thermage’s relationship with its business partners?

A.	There are no immediate plans to change standing relationships with our partners, such as suppliers or distributors.

19.	Q. What will happen to Reliant and Thermage moving forward?

A.

Thermage will continue to pursue its existing strategy of creating value for its brands by focusing on innovation, growth, and expansion. By integrating these two leading companies, Thermage will gain additional resources, expertise, and complementary technology in the fastest growing areas in the aesthetics market. The combined company will retain the Thermage name and the executive offices will be based out of Hayward, California.

20.	Q. What is the safety record on Reliant’s products?

A.	Reliant’s products have an excellent safety record.

21.	How would you compare, Reliant’s technology to other fractional devices on the market?—ALL

A.	Reliant pioneered the fractional resurfacing field when it introduced the first Fraxel device in 2004. Other companies have since launched competitive systems but have yet to challenge Reliant’s market leadership.

22.	Q. How will we integrate the two sales teams?

A.	A steering committee is in place, that team will manage the integration of the two sales teams after the transaction closes. It is not yet ok for any joint selling or promotions, so please refrain from suggesting joint customer calls and the like.

23.	Q. I’ve heard the term “ThermaFrax”; what is it, should I/can I use it?

A.	ThermaFrax is not an authorized Thermage product name. Please do not use this in conversations or communications. If it is appropriate in the future to use some co-branded term, we will provide a complete set of product information and sales tools for your use.

24.	Q. When will we undergo cross-training between Reliant/Thermage?

A.	A key part of the 100 day integration plan is determining how we conduct training on products, as well as key corporate initiatives and marketing promotions. We will provide plenty of notice and make sure everyone is included when the time is right and details have been worked out.

25.	Q. What products are in Reliant’s pipeline? Will we start working on a joint pipeline?

A.	A key part of the 100 day integration plan is a detailed review of product pipeline. We will share the results of the review and roll-out the combined product list and pipeline when it is finalized.

26.	Q. When we will be able to offer joint promotions?

A.	Once the marketing teams have fully integrated after the transaction closes they will work on developing joint promotions. It is unlikely that any joint promotions will roll out before the first quarter 2009.

27.	Q. Steve Fanning mentioned we are aiming for leadership in the top four fastest growing market segments, what are those four?

A.	Skin tightening, skin resurfacing, body contouring, and cellulite reduction.

28.	Q. Can we sell Reliant products today? When?

A.	Those who are part of the Thermage product sales team can only sell Thermage products, and those who are part of the Reliant products sales team can only sell Reliant products. As the steering committee evaluates how to best integrate the two sales teams after the transaction closes they will address the question of who sells what. They will also address timing.

29.	Q. Who can I direct my customers to if they have questions I can’t answer?

A.	The sales team should contact Bill Brodie or Gary Wilson. Clint Carnell is also available if you have questions.

30.	Q. I am currently a luminary/trainer for Fraxel – will I be a luminary for Thermage too? Or, will I be expected to speak about Thermage products now as well or vice versa?

A.	Please contact Kathryn Grant directly with any questions relating to luminaries.

31.	Q. Will we have a combined presence at tradeshows and when?

A.	A key discussion during the first 100 days is how the two brands will be represented publicly after the transaction closes. Tradeshows and events will be a part of this discussion. In the immediate term, if you have questions, please contact Kathryn Grant directly.

Safe Harbor

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding potential transaction timing, projected financial results, and anticipated cost savings, synergies and other opportunities. Forward-looking statements are based on management’s current, preliminary expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the statements contained herein, including the risks that the transaction is delayed or ultimately not consummated, and that the anticipated financial and operating benefits of the transaction are not realized, among other risks. Further information on potential risk factors that could affect Thermage’s business are detailed in the Company’s Form 10-Q for the quarter ended March 31, 2008, and additional risk factors relating to the proposed transaction discussed in this communication will be presented in future public filings. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Thermage undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Additional Information and Where You Can Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Thermage and Reliant. In connection with the transaction, Thermage will file a registration statement on Form S-4 with the SEC containing a proxy statement/prospectus/information statement. The proxy statement/prospectus/information statement will be mailed to the stockholders of Thermage and Reliant. Investors and security holders of Thermage and Reliant are urged to read the proxy statement/prospectus/information statement when it becomes available because it will contain important information about Thermage, Reliant and the proposed transaction. The proxy statement/prospectus/information statement (when it becomes available), and any other documents filed by Thermage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Thermage by contacting Thermage Investor Relations by e-mail at IR@thermage.com or by telephone at (510) 259-7117. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Thermage and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed transaction. Information about the directors and executive officers of Thermage and their respective interests in the proposed transaction will be available in the proxy statement/prospectus/information statement.